Exhibit 99.1

Legend Biotech Announces Fourth Quarter and Full-Year 2020 Earnings Conference Call

SOMERSET, N.J.--(BUSINESS WIRE)--March 10, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, will release its fourth quarter and full-year 2020 financial results before U.S. financial markets open on Thursday, March 18, 2021.

Legend Biotech will conduct a conference call to discuss those results on March 18, 2021 at 8:00 am ET. To listen to the call via webcast visit Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations. To listen to the call via telephone dial (833) 665-0666 from locations in the United States or (914) 987-7318 from outside the United States. Please refer to conference ID number 2677312.

A replay of the webcast will be available on the “Events and Presentations” page within the Investors section of the website at https://investors.legendbiotech.com/events-and-presentations for 90 days following the conference call.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

Contacts

For Media and Investor Relations inquiries:
Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.com or investor@legendbiotech.com